

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Douglas A. Proll
Chief Financial Officer
Canadian Natural Resources Limited
2500, 855-2nd Street S.W.
Calgary, Alberta, Canada T2P 4J8

> **Re: Canadian Natural Resources Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 333-12138**

Dear Mr. Proll:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director